                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                 SCHEDULE TO/A
                                (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
              OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                EMUSIC.COM INC.
                      (Name of Subject Company (Issuer))

                     UNIVERSAL ACQUISITION CORP. (OFFEROR)
                 UNIVERSAL MUSIC GROUP, INC. (OFFEROR PARENT)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Title of Class of Securities)

                                   292476108
                     (CUSIP Number of Class of Securities)

                                ---------------
                               LAWRENCE KENSWIL
                               PRESIDENT, ELABS
                             UNIVERSAL MUSIC GROUP
                        2220 COLORADO AVENUE, 6TH FLOOR
                        SANTA MONICA, CALIFORNIA  90404
                           TELEPHONE: (310) 865-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                   COPY TO:
                             RUTH E. FISHER, ESQ.
                             KEVIN S. MASUDA, ESQ.
                          MUNGER, TOLLES & OLSON LLP
                            355 SOUTH GRAND AVENUE
                         LOS ANGELES, CALIFORNIA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

      $36,364,204                                                $7,273
--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 43,202,110 shares of the outstanding common stock, par value $0.001 per share, of the Subject Company (the "Subject Company Stock"), (ii) 13,203,224 shares of Subject Company Stock issuable upon the exercise of outstanding options, and (iii) 7,391,514 shares of Subject Company Stock issuable upon the exercise of outstanding warrants, each at an offer price of $0.57 per share.
--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $7,273

     Form or Registration No.: Schedule TO

     Filing Party: Universal Music Group, Inc. and Universal Acquisition Corp.

     Date Filed: April 20, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [_]  issuer tender offer subject to Rule 13e-4.

     [_]  going-private transaction subject to Rule 13e-3.

     [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO ("Schedule TO") filed by Universal Music Group, Inc., a California corporation ("Parent"), and by Universal Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), on April 20, 2001. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $0.001 (the "Shares"), of EMusic.com Inc., a Delaware corporation (the "Company"), at a purchase price of $0.57 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments and supplements thereto, collectively constitute the "Offer").


ITEM 4.  TERMS OF THE TRANSACTION.

     1. The introductory clause to condition (iv) in "Section 14 - Conditions of the Offer" in the Offer to Purchase, which appears on page 37 of the Offer to Purchase, is hereby amended by deleting such clause and replacing it with the following:

         at any time on or after the date of the Agreement, and before the expiration of the Offer, any of the following events shall occur and be continuing:

     2. The penultimate paragraph of "Section 14 - Conditions of the Offer" in the Offer to Purchase, which appears on page 38 of the Offer to Purchase, is hereby amended by deleting such paragraph and replacing it with the following:

         The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted or waived by either of them, in the sole discretion of Parent or Purchaser, in whole or in part, at any time and from time to time, provided that all of the foregoing conditions must be satisfied or waived prior to the expiration of the Offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The introductory clause to the third sentence of the eighteenth paragraph of "Section 11 - Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement" in the Offer to Purchase, which appears on page 23 of the Offer to Purchase and reads "Based on Parent's understanding of the Company's cash projections," is hereby amended by deleting such clause and replacing it with the following:

     Based on Parent's further due diligence with respect to the Company's payment obligations and further review of the Company's cash projections,

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    UNIVERSAL ACQUISITION CORP.

                                    By /s/ Michael Ostroff
                                    ____________________________________
                                    Name: Michael Ostroff
                                    Title: Executive Vice President



                                    UNIVERSAL MUSIC GROUP, INC.

                                    By /s/ Michael Ostroff
                                    ____________________________________
                                    Name: Michael Ostroff
                                    Title: Executive Vice President




Dated: May 1, 2001